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Such A Funny Life Channel <suchafunnylifemovie@gmail.com>

# Hero.Loss.Dirt-- Test Readings

**Such A Funny Life Channel** <suchafunnylifemovie@gmail.com> Mon, Nov 8, 2021 at 11:10 AM
To: Octavius Prince <djoctavius@gmail.com>

Hey my friend. Following up with new sweet revision of the script attached. Hope all is well. We are going live on Wefunder to raise final funds for the film. Up to Zoom call or whatevs when ready.

**Oliver Mann**
Writer | Director | Producer
Open Sense Productions
M: 347-547-4722
Oliver Mann IMDb

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**HERO.LOSS.DIRT. Revised 11_4_21.pdf**
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